WOODBRIDGE HOLDINGS, LLC

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Certified Public Accountants – Grant Thornton LLP…….…………………………...1

Report of Independent Certified Public Accountants – PricewaterhouseCoopers LLP……………………...3

Financial Statements:

Consolidated Statements of Financial Condition as of December 31, 2015 and 2014 …………………4

Consolidated Statements of Operations for the years ended December 31, 2015 and 2014,

and from April 2, 2013 through December 31, 2013 ………………………….5

Consolidated Statements of Changes in Equity for the years ended December 31, 2015 and 2014,

and from April 2, 2013 through December 31, 2013 ………………………….6

Consolidated Statements of Cash Flows for the years ended December 31, 2015 and 2014 and from April 2, 2013 through December 31, 2013 …………………………7

Notes to Consolidated Financial Statements ……………………………………………………………8-34

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Managers

Woodbridge Holdings, LLC

We have audited the accompanying consolidated financial statements of Woodbridge Holdings, LLC (a Florida corporation) and subsidiaries, which comprise the consolidated balance sheet as of December 31, 2015, and the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Woodbridge Holdings, LLC and subsidiaries as of December 31, 2015, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

/s/Grant Thornton LLP

Fort Lauderdale, Florida

March 15, 2016

Report of Independent Certified Public Accountants

To the Board of Managers of Woodbridge Holdings, LLC

We have audited the accompanying consolidated financial statements of Woodbridge Holdings, LLC and its subsidiaries, which comprise the consolidated statement of financial position as of December 31, 2014, and the related results of their operations and their cash flows for the year then ended, and the nine month period ended December 31, 2013.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Certified Public Accountants’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit.  We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Woodbridge Holdings, LLC and its subsidiaries at December 31, 2014, and the related results of their operations and their cash flows for the year then ended, and the nine month period ended December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

/s/PricewaterhouseCoopers LLP

Fort Lauderdale, Florida

March 16, 2015

Woodbridge Holdings, LLC
Consolidated Statements of Financial Condition
(In thousands)

	As of December 31,
	2015	2014
ASSETS
Cash and cash equivalents	$116,044	185,807
Restricted cash ($25,358 in 2015 and $31,554 in 2014 held by
variable interest entities ("VIEs")	56,714	54,620
Notes receivable, including net securitized notes of $280,841 in
2015 and $293,950 held by VIEs in 2014, net of allowance
of $110,714 in 2015 and $102,566 in 2014	415,598	424,267
Loans to related parties	80,000	11,750
Inventory	220,211	194,713
Prepaid expenses and other assets	70,496	53,158
Properties and equipment, net	71,937	72,319
Intangible assets, net	61,977	63,913
Total assets	$1,092,977	1,060,547

LIABILITIES AND EQUITY
Liabilities:
Accounts payable	$14,848	10,059
Accrued expenses and other liabilities	69,778	79,147
Deferred revenue	28,847	25,057
Deferred income taxes	110,202	92,609
Notes and mortgage notes payable and other borrowings	101,584	90,061
Receivable-backed notes payable - recourse	89,888	92,129
Receivable-backed notes payable - non-recourse (held by VIEs)	318,929	320,275
Junior subordinated debentures	152,307	150,038
Total liabilities	886,383	859,375

Commitments and contingencies (See Note 9)

Paid-in capital	374,561	349,811
Accumulated deficit	(211,164)	(191,891)
Total Woodbridge Holdings, LLC ("Woodbridge") members' equity	163,397	157,920
Noncontrolling interests	43,197	43,252
Total equity	206,594	201,172
Total liabilities and equity	$1,092,977	1,060,547

See Notes to Consolidated Financial Statements.

Woodbridge Holdings, LLC
Consolidated Statements of Income and Comprehensive Income
(In thousands)

			From April 2, 2013
	For the Years Ended December 31,		through December 31,
	2015	2014	2013
Revenues
Sales of VOIs	$259,236	262,334	204,155
Fee-based sales commission	173,659	144,239	72,994
Other fee-based services revenue	97,539	92,089	60,840
Interest income	84,331	81,666	61,719
Other income	3,410	4,088	-
Total revenues	618,175	584,416	399,708

Costs and Expenses
Cost of VOIs sold	22,884	30,766	26,046
Cost of other resort fee-based operations	60,942	56,941	40,032
Interest expense	39,311	44,909	33,749
Litigation settlement	36,500	-	-
Selling, general and administrative expenses	373,623	344,891	242,429
Total costs and expenses	533,260	477,507	342,256

Income before income taxes	84,915	106,909	57,452
Less: Provision for income taxes	40,658	40,537	18,214
Net income	44,257	66,372	39,238
Less: Net income attributable to noncontrolling interests	11,705	11,411	9,974
Net income attributable to Woodbridge	$32,552	54,961	29,264

Comprehensive income attributable to
Woodbridge members	$32,552	54,961	29,264

See Notes to Consolidated Financial Statements.

Woodbridge Holdings, LLC
Consolidated Statements of Changes in Equity
From April 2, 2013 through December 31, 2013 and the Years Ended December 31, 2014 and 2015
(In thousands)

				Non-
			Total	controlling
	Paid-in	Accumulated	Woodbridge	Interest in	Total
	Capital	Deficit	Equity	Subsidiaries	Equity
Balance, April 2, 2013	$347,731	(162,712)	185,019	36,322	221,341
Net income	-	29,264	29,264	9,974	39,238
Distributions paid to subsidiairies'
noncontrolling interest				(8,575)	(8,575)
Distributions paid to members		(44,302)	(44,302)	-	(44,302)
Balance, December 31, 2013	$347,731	(177,750)	169,981	37,721	207,702
Net income	-	54,961	54,961	11,411	66,372
Subsidiary's excess tax benefit from
stock based compensation	2,080		2,080		2,080
Distributions paid to subsidiairies'
noncontrolling interest				(5,880)	(5,880)
Distributions paid to members		(69,102)	(69,102)	-	(69,102)
Balance, December 31, 2014	$349,811	(191,891)	157,920	43,252	201,172
Net income	-	32,552	32,552	11,705	44,257
Distributions paid to subsidiairies'
noncontrolling interest				(11,760)	(11,760)
Distributions paid to members, net of
contributions received	24,750	(51,825)	(27,075)		(27,075)
Balance, December 31, 2015	$374,561	(211,164)	163,397	43,197	206,594

See Notes to Consolidated Financial Statements.

Woodbridge Holdings, LLC
Consolidated Statements of Cash Flows
(In thousands)

			From April 2, 2013
	For the Year Ended December 31,		through December 31,
	2015	2014	2013
Operating activities:
Net income	$44,257	66,372	39,238
Adjustment to reconcile net loss to net cash provided by
operating activities:
Provision for notes receivable allowances	42,063	40,164	50,199
Depreciation, amortization and accretion, net	7,032	7,001	3,312
Net activities from the disposal of assets	(163)	473	1,014
Provision for deferred income taxes	17,593	15,883	12,009

Changes in operating assets and liabilities:
Inventory	(15,641)	19,137	(4,429)
Notes receivable	(34,538)	(9,820)	(26,375)
Restricted cash	(2,094)	10,665	(6,860)
Other assets	(14,902)	(1,386)	10,183
Accounts payable, accrued expenses and other liabilities, and
deferred income	(1,507)	(3,427)	14,833
Net cash provided by operating activities	42,100	145,062	93,124

Investing activities:
Proceeds from sale of property and equipment	251	-	-
Purchases of office property and equipment	(9,176)	(18,049)	(10,059)
(Loans to) proceeds from repayment of loans to related parties, net	(68,250)	9,662	(9,662)
Net cash used in investing activities	(77,175)	(8,387)	(19,721)

Financing activities:
Proceeds from notes, mortgage notes payable and other borrowings	257,903	127,596	140,941
Repayment of notes, mortgage notes payable and other borrowings	(249,972)	(162,919)	(125,628)
Distributions paid to members, net of contributions received	(27,075)	(69,102)	(44,302)
Distributions paid to subsidiaries' noncontrolling interests	(11,760)	(5,880)	(8,575)
Payments for debt issuance costs	(3,784)	(1,462)	(4,115)
Excess tax benefit from stock-based compensation	-	2,080	-
Net cash used in financing activities	(34,688)	(109,687)	(41,679)
(Decrease) increase in cash and cash equivalents	(69,763)	26,988	31,724
Cash and cash equivalents at beginning of period	185,807	158,819	127,095
Cash and cash equivalents at end of period	$116,044	185,807	158,819

Supplemental cash flow information
Interest paid on borrowings, net of amounts capitalized	$33,688	39,612	29,636
Income taxes paid, net	25,699	26,077	6,130

Woodbridge Holdings, LLC

Notes to Consolidated Financial Statements

1.    Business and Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

Woodbridge Holdings, LLC (“Woodbridge” or, unless otherwise indicated or the context otherwise requires, “we”, “us”, “our” or the “Company”) is a holding company whose principal holdings include a 100% controlling interest in Bluegreen Corporation and its subsidiaries (“Bluegreen”).  Prior to the purchase agreement as described below, Woodbridge was a wholly-owned subsidiary of BFC Financial Corporation (“BFC”).  Woodbridge’s reports its results through one operating segment, Bluegreen Vacations.

One of Bluegreen’s wholly-owned subsidiaries has a joint venture arrangement with Big Cedar, LLC (“Big Cedar”), an affiliate of Bass Pro, Inc. relating to Bluegreen/Big Cedar Vacations.  Bluegreen’s subsidiary owns 51% of Bluegreen/Big Cedar Vacations and Big Cedar owns the remaining 49%.  Bluegreen/Big Cedar Vacations develops, markets and sells vacation ownership interests (“VOIs”) and timeshare interests.  The results of operations of Big Cedar are included in our consolidated financial statements.

Generally accepted accounting principles in the United States of America (“GAAP”) require that Woodbridge consolidate the financial results of the entities in which it has controlling interest.  As a consequence, the assets and liabilities of all such entities are presented on a consolidated basis in Woodbridge’s financial statements.  However, except as otherwise noted, the debts and obligations of the consolidated entities, including Bluegreen, are not direct obligations of Woodbridge and are non-recourse to Woodbridge.  Similarly, the assets of those entities are not available to Woodbridge absent a dividend or distribution from those entities.  The recognition by Woodbridge of income from controlled entities is determined based on the total percent of economic ownership in those entities.

On April 2, 2013, Woodbridge acquired all of the shares of Bluegreen’s common stock not previously owned by Woodbridge in a cash merger transaction (sometimes hereinafter referred to as the “Bluegreen merger”).  As a result of the merger, Bluegreen is a wholly-owned subsidiary of Woodbridge.  Woodbridge is currently owned 54% by BFC Financial Corporation (OTCQB: BFCF; BFCFB) (“BFC”) and 46% by BBX Capital Corporation (NYSE: BBX) (“BBX Capital”).

Summary of Significant Accounting Policies

The accounting policies applied by the Company conform to GAAP.

Consolidation Policy - The consolidated financial statements include the accounts of all the Company’s wholly-owned subsidiaries including Bluegreen, the Company’s controlled subsidiaries, and other entities in which the Company and its subsidiaries hold controlling financial interests, and variable interest entities (“VIEs”) if the Company or its consolidated subsidiary is deemed the primary beneficiary of the VIE. All significant inter-company accounts and transactions have been eliminated among consolidated entities.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  On an ongoing basis, management evaluates its estimates, including those that relate to the estimated future sales value of inventory; the recognition of revenue, including revenue recognition under the percentage-of-completion method of accounting; allowance for credit losses; the recovery of the carrying value of real estate inventories; the fair value of assets measured at, or compared to, fair value on a non-recurring basis such as intangible assets and other long-lived assets; and the estimate of contingent liabilities related to litigation and other claims and assessments.  Estimates are based on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ materially from these estimates under different assumptions and conditions.

Cash and Cash Equivalents - Cash equivalents consist of cash, demand deposits at financial institutions, money market funds and other short-term investments with original maturities of three months or less.  Cash and cash equivalents are held at various financial institutions located throughout the United States, Canada and Aruba.  However, a significant portion of unrestricted cash is maintained with a single bank and, accordingly, is subject to credit risk.  Periodic evaluations of the relative credit standing of financial institutions maintaining the Company’s deposits are performed to evaluate and, if necessary, take actions in an attempt to mitigate credit risk.

Restricted Cash – Restricted cash consists primarily of customer deposits held in escrow accounts and cash collected on pledged/secured notes receivable not yet remitted to lenders.

Notes Receivable (Bluegreen) - Bluegreen’s notes receivable are carried at amortized cost less an allowance for credit losses.  Interest income is suspended, and previously accrued but unpaid interest income is reversed, on all delinquent notes receivable when principal or interest payments are more than 90 days contractually past due and not resumed until such loans are less than three months past due.  As of December 31, 2015 and December 31, 2014, $10.4 million and $11.7 million, respectively, of Bluegreen’s VOI notes receivable were more than 90 days past due, and accordingly, consistent with Bluegreen’s policy, were not accruing interest income.  After 120 days, Bluegreen’s VOI notes receivable are generally written off against the allowance for credit loss.

Bluegreen records an estimate of expected uncollectible VOI notes receivable as a reduction of revenue at the time Bluegreen recognizes a VOI sale.  Bluegreen estimates uncollectible VOI notes receivable in accordance with timeshare accounting rules.  Under these rules, the estimate of uncollectibles is based on historical uncollectibles for similar VOI notes receivable.  Bluegreen uses a static pool analysis, which tracks uncollectibles for each year’s sales over the entire life of the notes.  Bluegreen also considers whether the historical economic conditions are comparable to current economic conditions, as well as variations in underwriting standards.  Additionally, under timeshare accounting rules, no consideration is given for future recoveries of defaulted inventory in the estimate of uncollectible VOI notes receivable.  Bluegreen reviews its allowance for credit losses on at least a quarterly basis.  Loan origination costs are deferred and recognized over the life of the related notes receivable.

Acquired Notes Receivable – During November 2009, Woodbridge acquired additional shares of Bluegreen’s common stock which resulted in Woodbridge having a controlling interest in Bluegreen.  In connection with such transaction, Woodbridge was deemed under applicable accounting guidance to have acquired certain of Bluegreen’s assets, including a pool of notes receivable consisting principally of homogenous consumer timeshare loans originated by Bluegreen.  Consistent with the accounting guidance, Woodbridge has elected an accounting policy based on expected cash flows, which includes guidance on maintaining the integrity of a pool of multiple loans accounted for as a single asset.  The loans have common risk characteristics as defined in the accounting guidance, Loans and Debt Securities with Deteriorated Credit Quality, including similar risk ratings, as defined and monitored by risk rating agencies, term, purpose and similar collateral type (VOIs).  The Company evaluates the pool of loans accounted for as a single asset for indications of impairment.  Purchased loans are considered to be impaired if it is not expected that all contractually required cash flows will be received due to concerns about credit quality.  The excess of the cash flows expected to be collected measured as of the acquisition date, over the estimated fair value is referred to as the accretable yield and is recognized into interest income over the remaining life of the loan using a level yield methodology.  The difference between contractually required payments as of the acquisition date and the cash flows expected to be collected is referred to as the nonaccretable difference.  Subsequent decreases to expected cash flows result in a charge to provision for credit losses and a corresponding increase to a valuation allowance included in the allowance for loan losses.  Subsequent increases in expected cash flows result in a recovery of any previously recorded allowance for loan losses, to the extent applicable, and a reclassification from nonaccretable difference to accretable yield for any remaining increase.  Loan disposals, which may include receipt of payments in full from the borrower or foreclosure, result in the removal of the loan from the loan pool at its allocated carrying amount.

 Inventory (Bluegreen) - Bluegreen’s inventory consists of completed VOIs, VOIs under construction and land held for future vacation ownership development.  Bluegreen carries its completed inventory at the lower of (i) cost, including costs of improvements and amenities incurred subsequent to acquisition, capitalized interest, real estate taxes and other costs incurred during construction, or (ii) estimated fair market value, less costs to sell.  VOI inventory and cost of sales are accounted for under timeshare accounting rules, which define a specific method of the relative sales value method for relieving VOI inventory and recording cost of sales.  Under the relative sales value method required by timeshare accounting rules, cost of sales is calculated as a percentage of net sales using a cost-of-sales percentage - the ratio of total estimated development costs to total estimated VOI revenue, including the estimated incremental revenue from the resale of VOI inventory repossessed, generally as a result of the default of the related receivable.  Also, pursuant to timeshare accounting rules, Bluegreen does not relieve inventory for VOI cost of sales related to anticipated credit losses.  Accordingly, no adjustment is made when inventory is reacquired upon default of the related receivable.

Bluegreen also periodically evaluates the recoverability of the carrying amount of its undeveloped or under development resort properties in accordance with ASC 360, Property, Plant and Equipment (“ASC 360”), which provides guidance relating to the accounting for the impairment or disposal of long-lived assets.  No impairment charges were recorded with respect to VOI inventory during any of the periods presented.

Impairment of Long Lived Assets  - Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the full carrying amount of an asset may not be recoverable under the guidelines of ASC 360.  In performing the review for impairment, the Company compares the expected undiscounted future cash flows to the carrying amount of the asset and records an impairment loss if the carrying amount exceeds the expected future cash flows based on the estimated discounted cash flows generated by the long-lived assets.

The assumptions developed and used by management to evaluate impairment are subjective and involve significant estimates, and are subject to increased volatility due to the uncertainty of the market environment.

Long-lived assets to be abandoned are considered held and used until disposed.  The carrying value of a long-lived asset to be abandoned is depreciated over its shortened depreciable life when the Company commits to a plan to abandon the asset before the end of its previously estimated useful life.

Properties and Equipment - Property and equipment is recorded at acquisition cost.  Depreciation and amortization is recorded in a manner that recognizes the cost of its depreciable assets over their estimated useful lives using the straight-line method.  Leasehold improvements are amortized over the shorter of the terms of the underlying leases or the estimated useful lives of the improvements.  Interest expense associated with the construction of certain fixed assets is capitalized as incurred and relieved to expense through depreciation once the asset is put into use.

The costs of software developed for internal use are capitalized in accordance with the guidance for accounting for costs of computer software developed or obtained for internal use.  Capitalization of software developed for internal use commences during the development phase of the project.  Software developed or obtained for internal use is generally amortized on a straight-line basis over 3 to 5 years.

Expenditures for new properties, leasehold improvements and equipment and major renewals and betterments are capitalized.  Expenditures for maintenance and repairs are expensed as incurred, and gains or losses on disposal of assets are reflected in current operations.

Intangible Assets – Intangible assets consist of property management contracts which are now included in our financial statements as a result of the previously described acquisition of additional shares of Bluegreen’s common stock during November 2009 which gave us a controlling interest in Bluegreen.  The property management contracts have indefinite useful lives and are not amortized, but instead are reviewed for impairment on at least an annual basis, or more frequently if events or changes in circumstances indicate that the related carrying amounts may not be recoverable.  During the first quarter of 2015, the Company reduced the value of its property management contracts by $1.7 million as a result of the sale of one of its contracts.  The company did not record any impairment charges during the year ended December 31, 2014 and from April 2, 2013 through December 31, 2013.

The Company evaluates the recovery of the carrying amount of its long-lived assets under applicable accounting guidance which requires that intangible assets deemed to have indefinite lives not be amortized, but rather be tested for impairment on at least an annual basis, or more frequently if events and circumstances indicate that assets may be impaired, and when the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts.  The carrying value of these assets is dependent upon estimates of future earnings.  If cash flows decrease significantly, intangible assets may be impaired in which case they would be written down to their fair value.  The estimates of useful lives and expected cash flows require the Company to make significant judgments regarding future periods that are subject to numerous factors, many of which may be beyond the Company’s control.

Revenue Recognition (Bluegreen) – Revenue is recorded for the sale of VOIs, net of a provision for credit losses, in accordance with timeshare accounting guidance.  In accordance with the requirements of ASC 978,  Real Estate Time-sharing Activities (“ASC 978”), Bluegreen recognizes revenue on VOI sales and when a minimum of 10% of the sales price has been received in cash (demonstrating the buyer’s commitment), the legal rescission period has expired, collectibility of the receivable representing the remainder of the sales price is reasonably assured and  Bluegreen has completed substantially all of its obligations with respect to any development related to the real estate sold.

Bluegreen believes that it uses a reasonably reliable methodology to estimate the collectibility of the receivables representing the remainder of the sales price of real estate sold.  Bluegreen’s policies regarding the estimation of credit losses on its notes receivable are discussed in further detail under “Notes Receivable” below.

Under timeshare accounting rules, the calculation of the adequacy of a buyer’s commitment for the sale of VOIs requires that cash received towards the purchase of VOIs be reduced by the value of certain incentives provided to the buyer at the time of sale.  If after considering the value of the incentives provided, the 10% requirement is not met, the VOI sale, and the related cost and direct selling expenses, are deferred until such time that sufficient cash is received from the customer, generally through receipt of mortgage payments, to meet the 10% threshold.  Changes to the quantity, type, or value of sales incentives that Bluegreen provides to buyers of its VOIs may result in additional VOI sales being deferred or extend the period during which a sale is deferred.

In cases where construction and development on Bluegreen-owned resorts has not been substantially completed, Bluegreen recognizes revenue in accordance with the percentage-of-completion method of accounting.  Should Bluegreen’s estimates of the total anticipated cost of completing any of its projects increase,  Bluegreen may be required to defer a greater amount of revenue or may be required to defer revenue for a longer period of time.

Under timeshare accounting rules, rental operations, including accommodations provided through the use of Bluegreen’s sampler program, are accounted for as incidental operations whereby incremental carrying costs in excess of incremental revenues are expensed as incurred.  Conversely, incremental revenues in excess of incremental carrying costs are recorded as a reduction to the carrying cost of VOI inventory.  Incremental carrying costs include costs that have been incurred by Bluegreen during the holding period of unsold VOIs, such as developer subsidies and maintenance fees on unsold VOI inventory.  During each of the years presented, all of Bluegreen’s rental revenue and sampler revenue earned was recorded as an offset to cost of other fee-based services, as such amounts were less than the incremental carrying cost.

In addition to sales of VOIs, Bluegreen also generates revenue from the activities listed below. The table provides a brief description of the applicable revenue recognition policy:

Activity	Revenue is recognized when:
Fee-based sales commissions	The sale transaction with the VOI purchaser is consummated in accordance with the terms of the agreement with the third-party developer and the related consumer rescission period has expired.

Resort management and service fees	Management services are rendered (1).

Resort title fees	Escrow amounts are released and title documents are completed.

Rental and sampler program

Guests complete stays at the resorts.  Rental and sampler program proceeds are classified as a reduction to “Cost of other fee-based services” in Bluegreen’s Consolidated Statements of Income and Comprehensive Income.

(1)

In connection with Bluegreen’s management of POAs, Bluegreen acts as agent for the property owners’ association to operate the resort as provided under the management agreements.  In certain cases, personnel at the resorts are Bluegreen employees.  The POAs bear all of the economic costs of such personnel and generally pays Bluegreen in advance of, or simultaneously with, the payment of payroll.  In accordance with ASC 605-45, Overall Considerations of Reporting Revenues Gross as a Principal versus Net as an Agent, reimbursements from the POAs relating to direct pass-through costs are recorded net of the related expenses.

Bluegreen’s cost of other fee-based services consists of the costs associated with the various activities described above, as well as developer subsidies and maintenance fees on Bluegreen’s unsold VOIs.

Deferred Revenue (Bluegreen) - Bluegreen defers VOI revenue, net of direct incremental selling expenses, for sales for which the legal rescission period has expired, but the required revenue recognition criteria described above has not been met.  Additionally, in connection with its sampler programs, Bluegreen defers revenue, net of direct incremental selling expenses, for guest stays not yet completed.  Bluegreen’s deferred income was as follows (in thousands):

	As of December 31,
	2015	2014
Deferred sampler program income	$10,024	9,497
Deferred VOI sales revenue	15,095	12,211
Other deferred income	3,728	3,349
Total	$28,847	25,057

Deferred Financing Costs - Deferred financing costs included in “prepaids and other assets” on the Company’s consolidated statements of financial condition are comprised of costs incurred in connection with obtaining financing from third-party lenders.  These costs are capitalized and amortized to interest expense over the terms of the related financing arrangements.  As of December 31, 2015 and 2014, unamortized deferred financing costs totaled $13.7 million and $13.3 million, respectively. Interest expense from the amortization of deferred financing costs for the years ended December 31, 2015 and 2014 was $3.6 million and $3.4 million, respectively, and $2.4 million for the period April 2, 2013 through December 31, 2013.

Income Taxes – Through April 2, 2013, the Company and most of its wholly owned subsidiaries, operated as a limited liability company that is owned by a single corporate member.  Accordingly, the Company was a single member LLC (“SMLLC”).  As a SMLLC, the Company was disregarded for federal and state income tax purposes and was treated as a division of BFC.  Income taxes attributed to the Company are included in the accompanying consolidated financial statements as if the Company was filing a separate company tax return.  As the Company owned less than 80% of Bluegreen’s outstanding equity, Bluegreen and its subsidiaries filed income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions as a separate group.

Pursuant to the terms of the Purchase Agreement, as described above, in which BBX Capital acquired a 46% equity interest in the Company, on April 3, 2013, the Company became a multi-member LLC.  By default, as a multi-member LLC the Company is treated as a partnership for federal and state income tax purposes.  As such, its partnership taxable income and losses are included in the income of its members.  Additionally, as the Company owns 100% of Bluegreen’s equity, Bluegreen was taxed as a corporation and filed income tax returns.

Effective on May 1, 2015, Woodbridge made an election to change is classification from a partnership to a corporation for income tax purposes.  In addition, BFC increased its ownership interest in BBX Capital in connection with the cash tender offer completed on April 30, 2015 (as discussed in Note 14).  As a consequence of these events, BFC will be filing a consolidated group tax return with BBX Capital, Woodbridge and Bluegreen, which will include the operations Woodbridge and Bluegreen from May 1, 2015 forward.  As a result of BFC, BBX, Bluegreen, Woodbridge and their respective subsidiaries becoming a consolidated group for income tax purposes, Bluegreen and its subsidiaries filed income tax returns in the U.S. federal jurisdiction for the four month period ended April 30, 2015.

On May 8, 2015, BFC, BBX, Woodbridge and Bluegreen and their respective subsidiaries entered into an Agreement to Allocate Consolidated Income Tax Liability and Benefits pursuant to which, among other customary terms and conditions, the parties agreed to file consolidated federal tax returns.  The parties will calculate their respective income tax liabilities and attributes as if each of them were a separate filer.  If any tax attributes are used by another party to the agreement to offset its tax liability, the party providing the benefit will receive an amount for the tax benefits realized.  Bluegreen paid BFC or its affiliated entities $19.2 million during 2015, pursuant to the Agreement to Allocate Consolidated Income Tax Liability and Benefits.

The provision for income taxes is based on income before taxes reported for financial statement purposes after adjustment for transactions that do not have tax consequences.  Deferred tax assets and liabilities are realized according to the estimated future tax consequences attributable to differences between the carrying value of existing assets and liabilities and their respective tax basis.  Deferred tax assets and liabilities are measured using the enacted tax rates as of the date of the statement of financial condition.  The effect of a change in tax rates on deferred tax assets and liabilities is reflected in the period that includes the statutory enactment date.  A deferred tax asset valuation allowance is recorded when it has been determined that it is more likely than not that deferred tax assets will not be realized.  A subsequent change in circumstances that causes a change in judgment about the realization of the related deferred tax amount could result in the reversal of all or part of the deferred tax valuation allowance.

An uncertain tax position is defined as a position taken or expected to be taken in a tax return that is not based on clear and unambiguous tax law and which is reflected in measuring current or deferred income tax assets and liabilities for interim or annual periods.  The Company may recognize the tax benefit from an uncertain tax position only if it believes that it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.  The Company measures the tax benefits recognized based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution.  The Company recognizes interest and penalties related to unrecognized tax benefits in its provision for income taxes. There were no uncertain tax positions at December 31, 2015 and 2014.

Noncontrolling Interests  – Noncontrolling interests reflect third parties’ ownership interests in entities that are consolidated in Woodbridge’s financial statements, but less than 100% owned by Woodbridge or its subsidiaries.  GAAP require that a noncontrolling interest be recognized as equity in the consolidated financial statements and itemized separately from the parent’s equity.

Accounting for Loss Contingencies – Loss contingencies, including those arising from legal actions, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.

Future Adoption of Accounting Pronouncements

In March 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02 – “Leases (Topic 845)”.  This update requires an entity to recognize a right-of-use asset and a lease liability for virtually all of their leases.  The liability will be equal to the present value of lease payments.  The asset will generally be based on the liability. For income statement purposes operating leases will result in straight-line expense and finance leases will result in expenses similar to current capital leases.   The guidance also requires additional disclosures to enable users of financial statements to understand the amount, timing and uncertainty of cash flows arising from leases.  The guidance will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years.  Early adoption is permitted.  The Company is currently evaluating the requirements of this update and has not yet determined its impact on the Company’s consolidated financial statements.

In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”), which specifies how and when to recognize revenue from contracts with customers.  ASU 2014-09 also requires additional disclosures about the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.  This standard will be effective for Bluegreen on January 1, 2018.  Early adoption is permitted on January 1, 2017.  The Company is currently evaluating the impact that ASU 2014-09 may have on its consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810) – Amendments to the Consolidation Analysis” (“ASU 2015-02”).  This new guidance makes targeted amendments to the current consolidation guidance and ends the deferral granted to investment companies from applying the variable interest entity (“VIE”) guidance.  This standard will be effective for Bluegreen on January 1, 2016.  The Company’s adoption of ASU 2015-02 is not expected to have a material impact on its consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03, ”Simplifying the Presentation of Debt Issuance Costs” (“ASU 2015-03”), which requires debt issuance costs to be presented in the balance sheet as a direct deduction from the carrying value of the associated debt liability, consistent with the presentation of a debt discount.  This standard will be effective for Bluegreen on January 1, 2016.  The Company’s adoption of ASU 2015-03 is not expected to have a material impact on its consolidated financial statements.

2.    Liquidity

Woodbridge, at its parent company level, had cash and cash equivalents totaling approximately $520,000 at December 31, 2015.  Woodbridge’s principal sources of liquidity are its cash holdings and dividend distributions received from Bluegreen.  During 2015, 2014 and 2013, Bluegreen paid a total of $54.4 million, $71.5 million and $47.0 million, respectively, in cash dividends to Woodbridge, and Woodbridge declared and paid cash dividends totaling $51.8 million, $69.1 million and $44.3 million, respectively, which were allocated pro rata among BFC and BBX Capital based on their percentage ownership interests in Woodbridge.

Woodbridge

On September 21, 2009, BFC consummated its merger with Woodbridge Holdings Corporation (“WHC”).  Pursuant to the merger, WHC merged with and into Woodbridge, which was a wholly-owned subsidiary of BFC at that time.  Dissenting shareholders, who collectively held approximately 4.2 million shares of WHC’s Class A Common Stock, rejected Woodbridge’s offer of $1.10 per share and requested payment for their shares based on their respective fair value estimates of WHC’s Class A Common Stock. On August 27, 2015, the Company made a payment of approximately $13.7 million to the dissenting shareholders for the fair value portion of the judgment and interest thereon, On January 7, 2016, Woodbridge filed a notice with the Florida Supreme Court to seek discretionary review of the matter. The Florida Supreme Court’s judgment with respect to this notice and the outcome of any review by the Florida Supreme Court is uncertain.  See Note 9 for further information on this case.

3.    Notes Receivable

The table below sets forth information relating to Bluegreen’s notes receivable and Bluegreen’s allowance of credit losses (dollars in thousands):

	As of December 31,
	2015	2014
Notes receivable secured by VOIs:
VOI notes receivable - non-securitized	$166,040	162,001
VOI notes receivable - securitized	357,845	361,930
Purchase accounting adjustment	-	(150)
	523,885	523,781
Allowance for credit losses	(110,467)	(102,259)
VOI notes receivable, net	413,418	421,522
Allowance as a % of VOI notes receivable	21%	20%

Notes receivable secured by homesites: (1)
Homesite notes receivable	$2,427	3,052
Allowance for credit losses	(247)	(307)
Homesite notes receivable, net	$2,180	2,745
Allowance as a % of homesite notes receivable	10%	10%

Total notes receivable:
Gross notes receivable	$526,312	526,983
Purchase accounting adjustment	-	(150)
Allowance for credit losses	(110,714)	(102,566)
Notes receivable, net	$415,598	424,267
Allowance as a % of gross notes receivable	21%	19%

(1)

Notes receivable secured by homesites were originated through a business, substantially all of the assets of which were sold by Bluegreen in 2012.  The assets excluded from the sale and retained by Bluegreen consisted primarily of the notes receivable portfolio related to the business sold.

As previously disclosed, the table above includes notes receivable deemed to be acquired by Woodbridge in connection with our November 2009 acquisition of approximately 7.4 million additional shares of Bluegreen’s Common Stock giving us a controlling interest in Bluegreen.  In accordance with applicable accounting guidance “Loans and Debt Securities Acquired with Deteriorated Credit Quality”, the Company elected to recognize interest income on these notes receivable using the expected cash flows method.  The Company treated expected prepayments consistently in determining cash flows expected to be collected, such that the non-accretable difference is not affected and the difference between actual prepayments and expected prepayments shall not affect the non-accretable difference.  The assumption for prepayment rates was derived from Bluegreen’s historical performance information for its off-balance sheet securitizations and ranges from 4% to 9%.  As of December 31, 2015 and 2014, the outstanding contractual unpaid principal balance of the acquired notes was $47.8 million and $78.2 million, respectively.  As of December 31, 2015 and 2014, the carrying amount of the acquired notes was $43.6 million and $70.7 million, respectively.

The carrying amount of the acquired notes is included in the balance sheet amount of notes receivable at December 31, 2015 and 2014.  The following is a reconciliation of accretable yield (in thousands):

	For the Year Ended December 31,
	2015	2014
Balance, beginning of period	$16,857	31,678
Accretion	(8,479)	(12,562)
Reclassification from (to) nonaccretable yield	655	(2,259)
Balance, end of period	$9,033	16,857

All of Bluegreen’s VOI notes receivable bear interest at fixed rates.  The weighted-average interest rate on Bluegreen’s notes receivable was 15.9%, 16.0% and 15.8% at December 31, 2015, 2014 and 2013, respectively.  All of Bluegreen’s VOI loans bear interest at fixed rates.  The weighted-average interest rate charged on notes receivable secured by VOIs was 16.0%, 16.1% and 15.9% at December 31, 2015, 2014 and 2013, respectively.  Bluegreen’s VOI notes receivables are generally secured by property located in Florida, Missouri, Nevada, South Carolina, Tennessee, and Wisconsin.

Future principal payments due on Bluegreen’s notes receivable (including its homesite notes receivable) as of December 31, 2015 are as follows (in thousands):

2016	$76,918
2017	71,775
2018	60,616
2019	53,696
2020	54,141
Thereafter	209,166
526,312
Allowance for loan losses	(110,714)
Notes receivable, net of allowance	$415,598

Credit Quality for Financial Receivables and Allowance for Credit Losses

Bluegreen holds large amounts of homogeneous VOI notes receivable and assesses uncollectibility based on pools of receivables.  In estimating future credit losses, Bluegreen’s management does not use a single primary indicator of credit quality but instead evaluates its VOI notes receivable based upon a combination of factors, including a static pool analysis, the aging of the respective receivables, current default trends and prepayment rates by origination year, as well as the FICO® scores of the borrowers.

The table below sets forth the activity in the allowance for loan losses (including homesite notes receivable) as follows (in thousands):

	For the Year Ended December 31,
	2015	2014
Balance, beginning of period	$102,566	90,592
Provision for credit losses	42,063	40,164
Write-offs of uncollectible receivables	(33,915)	(28,190)
Balance, end of period	$110,714	102,566

The following table shows the delinquency status of Bluegreen’s VOI notes receivable (in thousands):

	As of December 31,
	2015	2014
Current	$501,738	500,405
31-60 days	6,889	6,505
61-90 days	4,869	5,361
>90 days (1)	10,389	11,660
Purchase accounting adjustments	-	(150)
Total	$523,885	523,781

 (1)Includes $5.2 million and $6.0  million as of December 31, 2015 and 2014, respectively, related to VOI notes receivable that, as of such date, had defaulted, but the related VOI note receivable balance had not yet been charged off in accordance with the provisions of certain of Bluegreen’s receivable-backed notes payable transactions.  These VOI notes receivable have been reflected in the allowance for credit losses.

4.    Variable Interest Entities

Bluegreen

Bluegreen sells VOI notes receivable through special purpose finance entities.  These transactions are generally structured as non-recourse to Bluegreen and are designed to provide liquidity for Bluegreen and to transfer the economic risks and certain benefits of the notes receivable to third parties.  In a securitization, various classes of debt securities are issued by the special purpose finance entities that are generally collateralized by a single tranche of transferred assets, which consist of VOI notes receivable.  Bluegreen services the securitized notes receivable for a fee pursuant to servicing agreements negotiated with third parties based on market conditions at the time of the securitization.

With each securitization, Bluegreen generally retains a portion of the securities and continues to service the securitized notes receivable.  Under these arrangements, the cash payments received from obligors on the receivables sold are generally applied monthly to pay fees to service providers, make interest and principal payments to investors, and fund required reserves, if any, with the remaining balance of such cash retained by Bluegreen; however, to the extent the portfolio of receivables fails to satisfy specified performance criteria (as may occur due to, among other things, an increase in default rates or credit loss severity) or other trigger events occur, the funds received from obligors are distributed on an accelerated basis to investors. Depending on the circumstances and the transaction, the application of the accelerated payment formula may be permanent or temporary until the trigger event is cured.  As of December 31, 2015, Bluegreen was in compliance with all applicable terms under its securitization transactions, and no trigger events had occurred.

In accordance with applicable accounting guidance for the consolidation of VIEs, Bluegreen analyzes its variable interests, which may consist of loans, servicing rights, guarantees, and equity investments, to determine if an entity in which it has a variable interest is a VIE.  The analysis includes a review of both quantitative and qualitative factors.  Bluegreen bases its quantitative analysis on the forecasted cash flows of the entity, and bases its qualitative analysis on the design of the entity, its organizational structure, including decision-making ability, and relevant financial agreements.  Bluegreen also uses its qualitative analysis to determine if Bluegreen must consolidate a VIE as the primary beneficiary.  In accordance with applicable accounting guidance, Bluegreen has determined these securitization entities to be VIEs of which Bluegreen is the primary beneficiary and, therefore, Bluegreen consolidates the entities into its financial statements.

Under the terms of certain of Bluegreen’s timeshare note sales, Bluegreen has the right to repurchase or substitute a limited amount of defaulted mortgage notes for new notes at the outstanding principal balance plus accrued interest.  Voluntary repurchases and substitutions by Bluegreen of defaulted notes during 2015, 2014 and 2013 were $3.3 million, $4.9 million and $6.7 million, respectively.  Bluegreen’s maximum exposure to loss relating to its non-recourse securitization entities is the difference between the outstanding VOI notes receivable and the notes payable, plus cash reserves and any additional residual interest in future cash flows from collateral.

The assets and liabilities of Bluegreen’s consolidated VIEs are as follows (in thousands):

	As of December 31,
	2015	2014

Restricted cash	$25,358	$31,554
Securitized notes receivable, net	280,841	293,950
Receivable backed notes payable - non-recourse	318,929	320,275

The restricted cash and the securitized notes receivable balances disclosed above are restricted to satisfy obligations of the VIEs.

5.     Inventory

Inventory consists of the following (in thousands):

	As of December 31,
	2015	2014
Completed VOI units	$166,781	166,332
Construction-in-progress	10,455	2,103
Real estate held for future development	90,400	83,560
Subtotal	267,636	251,995
Purchase accounting adjustment	(47,425)	(57,282)
Total	$220,211	194,713

The interest expense reflected in Bluegreen’s Consolidated Statements of Income and Comprehensive Income is net of capitalized interest.  Interest capitalized to VOI inventory was $0.7 million and $0.1 million during 2015 and 2014, respectively.

6.    Properties and equipment

Properties and equipment consists of the following (in thousands):

	As of December 31,
	2015	2014
Land, building, building improvements	$58,015	56,212
Leasehold improvements	8,037	7,171
Office equipment, furniture and fixtures	50,177	45,688
Transportation and equipment	211	302
	116,440	109,373
Accumulated depreciation	(44,503)	(37,054)
Property and equipment, net	$71,937	72,319

Included in selling, general and administrative expense in the Company’s consolidated statements of operations was $9.2 million, $8.5 million and $4.8 million of depreciation expense for the years ended December 31, 2015 and 2014, and from April 2, 2013 through December 31, 2013, respectively.

7.     Debt

Contractual minimum principal payments required on Bluegreen’s debt, net of unamortized discount, by type, for each of the five years subsequent to December 31, 2015 and thereafter are shown below (in thousands):

	Notes and	Recourse	Non-recourse	Junior
	Mortgage Notes Payable	Receivable Backed	Receivable Backed	Subordinated
	and Lines of Credit	Notes Payable	Notes Payable	Debentures	Total
2016	$31,246	-	-	-	31,246
2017	7,157	-	-	-	7,157
2018	22,011	-	-	-	22,011
2019	30,134	3,729	-	-	33,863
2020	7,694	52,887	38,228	-	98,809
Thereafter	3,342	33,272	280,701	195,879	513,194
	101,584	89,888	318,929	195,879	706,280
Purchase accounting adjustments	-	-	-	(43,572)	(43,572)
	$101,584	89,888	318,929	152,307	662,708

The minimum contractual payments set forth in the table above may differ from actual payments due to timing of principal payments required upon (1) the sale of real estate assets that serve as collateral on certain debt (release payments) and (2) cash collections of pledged or transferred notes receivable.

Lines-of-Credit and Notes Payable

Bluegreen has outstanding borrowings with various financial institutions and other lenders.  Financial data related to Bluegreen’s lines of credit and notes payable (other than receivable-backed notes payable) was as follows (dollars in thousands):

	As of December 31, 2015			As of December 31, 2014
			Principal			Principal
			Balance of			Balance of
			Pledged/			Pledged/
	Debt	Interest	Secured	Debt	Interest	Secured
	Balance	Rate	Receivables	Balance	Rate	Receivables
Recourse receivable-backed notes payable:
2013 Notes Payable	58,500	8.05%	30,411	64,500	8.05%	43,903
Foundation Capital	—	—	—	7,010	8.00%	10,596
Pacific Western Term Loan	3,791	5.68%	10,868	2,945	5.91%	11,882
Fifth Third Bank Note Payable	4,572	3.50%	9,336	4,817	3.25%	9,366
NBA Line of Credit	9,721	5.50%	24,246	789	5.50%	7,601
Fifth Third Syndicated LOC	25,000	3.11%	54,312	10,000	3.01%	52,453
Total	$101,584		129,173	90,061		135,801

2013 Notes Payable.  In March 2013, Bluegreen issued $75.0 million of senior secured notes (the “2013 Notes Payable”) in a private financing transaction.  The 2013 Notes Payable are secured by certain of Bluegreen’s assets, including primarily the cash flows from the residual interests relating to  term securitizations and the VOI inventory in the BG Club 36 resort in Las Vegas, Nevada.  Pursuant to the terms of the 2013 Notes Payable, Bluegreen is required to periodically pledge reacquired VOI inventory in the BG Club 36 resort.  Bluegreen may also pledge additional residual interests from its future term securitizations.  The 2013 Notes Payable accrue interest at a fixed rate of 8.05%.  The 2013 Notes Payable mature in March 2020, with certain required amortization during the seven-year term.  The terms of the 2013 Notes Payable include certain covenants and events of default, which Bluegreen’s management considers to be customary for transactions of this type.  The proceeds from the 2013 Notes Payable were used to fund a portion of the merger consideration paid to Bluegreen’s former shareholders in connection with the closing of the Bluegreen-Woodbridge Cash Merger during April 2013.

Foundation Capital.  In 2010, Bluegreen acquired a 109-acre development parcel, located in close proximity to the existing Wilderness Club at Big Cedar.  A portion of the acquisition was financed with a note payable to Foundation Capital Resources, Inc. (“Foundation Capital”), totaling $13.2 million.  The note payable to Foundation Capital was scheduled to mature in October 2015 and bore interest at a rate of 8%.  Repayments of the note were based upon release payments from sales of VOIs located on the underlying property that served as collateral for the note payable, subject to minimum payments stipulated in the agreement.  In February 2015, Bluegreen repaid in full the Foundation Capital note payable.

Pacific Western Term Loan.  Bluegreen has a non-revolving term loan (the “ Pacific Western Term Loan”) with Pacific Western Bank, as successor-by-merger to CapitalSource Bank, secured by unsold inventory and undeveloped land at the Bluegreen Odyssey Dells Resort .  On June 25, 2015, the Pacific Western Term Loan was amended to increase its then outstanding balance from $2.4 million to $4.8 million, extend the maturity date from July 2016 to June 2019, and reduce the interest rate from 30-day LIBOR plus 5.75% to 30-day LIBOR plus 5.25% (5.68% at December 31, 2015).  Interest payments are paid monthly.  Principal payments are effected through release payments upon sales of the timeshare interests in the Bluegreen Odyssey Dells Resort that serve as collateral for the Pacific Western Term Loan, subject to mandatory principal reductions pursuant to the terms of the loan agreement.  The Pacific Western Term Loan is cross-collateralized and is subject to cross-default with the Pacific Western Facility described below under “Receivable-Backed Notes Payable.”

Fifth Third Bank Note Payable.  In April 2008, Bluegreen entered into a note payable with Fifth Third Bank to finance an acquisition of real estate.  In August 2014, the Fifth Third Bank Note Payable was amended to increase its then outstanding balance from $2.3 million to $4.9 million, and change the maturity date from April 2023 to August 2021.  Principal and interest on amounts outstanding under the Fifth Third Bank Note Payable are payable monthly through maturity.  The interest rate under the note equals the 30-day LIBOR plus 3.00%, with a 0.125% roundup provision (3.50% as of December 31, 2015).

NBA Line of Credit.  Since December 2013, Bluegreen/Big Cedar Vacations has had a revolving line of credit with National Bank of Arizona (the “NBA Line of Credit”).  The NBA Line of Credit is secured by unsold inventory and VOIs under construction at Bluegreen/Big Cedar Vacation’s Paradise Point Resort.  Pursuant to an amendment to the NBA Line of Credit on June 30, 2015, the NBA Line of Credit will be increased to $15.0 million, the revolving advance period was extended to June 2018 and the maturity date was extended to June 2020.  In addition, the interest rate on borrowings under the NBA Line of Credit was reduced from 30-day LIBOR plus 4.50% (with an interest rate floor of 5.50%) to 30-day LIBOR plus 3.50% (with an interest rate floor of 5.00%) upon completion of construction of the building where the VOIs are located.  Interest payments are paid monthly.  Principal payments are effected through release payments upon sales of the timeshare interests in the Paradise Point Resort that serve as collateral for the NBA Line of Credit, subject to mandatory principal reductions.  The NBA Line of Credit is cross-collateralized and is subject to cross-default with the NBA Receivables Facility described below under “Receivable-Backed Notes Payable.”

Fifth Third Syndicated Line-of-Credit.  In November 2014, Bluegreen entered into a $25.0 million revolving credit facility with Fifth Third Bank as administrative agent and lead arranger and Fifth Third Bank, Bank of America, N.

A. and Branch Banking and Trust Company as initial lenders.  The facility is secured by certain of Bluegreen’s sales centers, certain VOI inventory and specified non-consumer receivables and is guaranteed by certain of Bluegreen’s subsidiaries.  Amounts borrowed under the facility generally bear interest at LIBOR plus 2.75% (with other borrower elections).  The facility matures in November 2016 subject to an annual clean up provision for at least 30 consecutive days, which occurred in July 2015, in accordance with the terms and conditions of the agreement.  The facility contains covenants and conditions which Bluegreen considers to be customary for transactions of this type.  Borrowings are used by Bluegreen for general corporate purposes.  As of December 31, 2015, the interest rate under the note was 3.11% and $25.0 million was outstanding.

Receivable-Backed Notes Payable

Financial data related to Bluegreen’s receivable-backed notes payable facilities was as follows (dollars in thousands):

	As of December 31, 2015			As of December 31, 2014
			Principal			Principal
			Balance of			Balance of
			Pledged/			Pledged/
	Debt	Interest	Secured	Debt	Interest	Secured
	Balance	Rate	Receivables	Balance	Rate	Receivables
Recourse receivable-backed notes payable:
Liberty Bank Facility	$46,547	4.00%	56,815	38,088	4.25%	49,976
NBA Receivables Facility	24,860	4.00-4.50%	29,947	29,058	4.00-4.50%	35,296
Pacific Western Facility	18,481	4.93%	23,596	24,983	4.67%	32,397
Total	$89,888		110,358	92,129		117,669

Non-recourse receivable-backed notes payable:
BB&T/DZ Purchase Facility	$38,228	3.33%	50,224	42,818	3.88%	56,406
Quorum Purchase Facility	28,500	4.75-6.90%	32,303	26,447	5.00-6.90%	30,158
GE 2006 Facility	-	-	-	18,008	7.35%	19,881
2006 Term Securitization	-	-	-	12,366	6.16%	12,881
2007 Term Securitization	17,642	7.32%	18,720	30,126	7.32%	33,094
2008 Term Securitization	7,227	7.88%	7,726	11,846	7.88%	13,089
2010 Term Securitization	24,074	5.54%	28,159	37,048	5.54%	44,092
2012 Term Securitization	44,603	2.94%	49,091	59,377	2.94%	65,827
2013 Term Securitization	62,670	3.20%	66,020	82,239	3.20%	86,503
2015 Term Securitization	95,985	3.02%	100,142	-	-	-
Total	$318,929		352,385	320,275		361,931
Total receivable-backed debt	$408,817		462,743	412,404		479,600

Liberty Bank Facility.  Since 2008, Bluegreen has maintained a revolving timeshare receivables hypothecation facility (the “Liberty Bank Facility”) with Liberty Bank which provides for advances on eligible receivables pledged under the Liberty Bank Facility, subject to specified terms and conditions, during a revolving credit period.  Pursuant to the terms of the agreement, as amended in November 2015, the aggregate maximum outstanding borrowings are $50.0 million and the revolving credit period will expire in November 2017.  The Liberty Bank Facility allows future advances of (i) 85% of the unpaid principal balance of Qualified Timeshare Loans assigned to agent, and (ii) 60% of the unpaid principal balance of Non-Conforming Qualified Timeshare Loans assigned to agent, all of which bear interest at the WSJ Prime Rate plus 0.50% per annum subject to a 4.00% floor.  Principal and interest are required to be paid as cash is collected on the pledged receivables, with all outstanding amounts being due in November 2020.  In January 2015, Bluegreen repaid $22.3 million under the facility in connection with the issuance of the 2015 Term Securitization described below.

NBA Receivables Facility.  Bluegreen/Big Cedar Vacations has a revolving timeshare hypothecation facility with National Bank of Arizona (the “NBA Receivables Facility”).  On June 30, 2015, the NBA Receivables Facility was amended to extend the revolving advance period and the maturity date, and to reduce the interest rate on future borrowings.  The NBA Receivables Facility provides for advances at a rate of 85% on eligible receivables pledged under the facility up to a maximum of $45.0 million of outstanding borrowings (inclusive of outstanding borrowings under the NBA Line of Credit discussed above), subject to eligible collateral and specified terms and conditions, during a revolving credit period.  Pursuant to the terms of the amendment to the NBA Receivables Facility, the revolving advance period expiration date was extended to June 2018.  In addition, post-amendment borrowings under the NBA Receivables Facility will accrue interest at a rate equal to the 30-day LIBOR plus 3.25% (with an interest rate floor of 4.00%).  Amounts outstanding under the NBA Receivables Facility for borrowings made prior to the amendment accrue interest at the previously prevailing rates, which for certain of such borrowings is 30-day LIBOR plus 3.25% (with an interest rate floor of 4.00%) and for the remainder of such borrowings is 30-day LIBOR plus 3.50% (with an interest rate floor of 4.50%).  Principal repayments and interest on borrowings under the NBA Receivables Facility are paid as cash is collected on the pledged receivables, subject to future required decreases in the advance rates after the expiration of the revolving advance period, with the remaining outstanding balance maturing in December 2022.  As of December 31, 2015, $17.2 million of the outstanding balance bears interest at 4.00% and $7.6 million of the outstanding balance bears interest at 4.50%.  All principal and interest payments received on pledged receivables are applied to principal and interest due under the facility.  The NBA Receivables Facility is cross-collateralized and is subject to cross-default with the NBA Line of Credit described above.

Pacific Western Facility.  Bluegreen has a revolving timeshare receivables hypothecation facility (the “Pacific Western Facility”) with Pacific Western Bank, as successor-by-merger to CapitalSource Bank, which provides for advances on eligible receivables pledged under the facility, subject to specified terms and conditions, during a revolving credit period.  On June 25, 2015, Bluegreen amended the Pacific Western Facility to extend the revolving advance period and the maturity date, increase the advance rate for certain eligible receivables, and reduce the interest rate on portions of certain future borrowings.  Maximum outstanding borrowings under the Pacific Western Facility are $40.0 million (inclusive of outstanding borrowings under the Pacific Western Term Loan discussed above), subject to eligible collateral and customary terms and conditions.  Pursuant to the terms of the amendment to the Pacific Western Facility, the revolving advance period expiration date was extended to September 2018, subject to an additional 12 month extension at the option of Pacific Western Bank.  Eligible “A” receivables that meet certain eligibility and FICO® score requirements, which Bluegreen’s management believes are typically consistent with loans originated under Bluegreen’s current credit underwriting standards, are subject to an 85% advance rate.  The Pacific Western Facility also allows for certain eligible “B” receivables (which have less stringent FICO® score requirements) to be funded at a 53% advance rate as a result of the amendment, compared to a 45% advance rate prior to the amendment.  Borrowings under the Pacific Western Facility accrue interest at 30-day LIBOR plus 4.50%, except that, pursuant to the amendment, the interest rate on a portion of borrowings under the Pacific Western Facility advanced after the date of the amendment, to the extent such borrowings are in excess of established debt minimums,  accrue interest at 30-day LIBOR plus 4.00%.  Principal repayments and interest on borrowings under the Pacific Western Facility are paid as cash is collected on the pledged receivables, subject to future required decreases in the advance rates after the end of the revolving advance period, with the remaining outstanding balance maturing in September 2021, subject to an additional 12 month extension at the option of Pacific Western Bank.  The Pacific Western Facility is cross-collateralized and is subject to cross-default with the Pacific Western Term Loan described above.

BB&T/DZ Purchase Facility.  Bluegreen has a timeshare notes receivable purchase facility (the “BB&T/DZ Purchase Facility”) with Branch Banking and Trust Company (“BB&T”) and DZ Bank AG Deutsche Zentral-Genossenschaftsbank, Frankfurt AM Main (“DZ”), which permits maximum outstanding financings of $80.0 million.  In December 2015, Bluegreen amended the BB&T/DZ Purchase Facility to extend the revolving advance period and the maturity date, and reduce the interest rate on portions of certain borrowings.  Availability under the BB&T/DZ Purchase Facility is on a revolving basis through December 2017, and amounts financed are secured by timeshare receivables at an advance rate of 75%, subject to eligible collateral and other terms of the facility, which Bluegreen believes to be customary for financing arrangements of this type.  The facility will mature and all outstanding amounts will become due thirty-six months after the expiration of the revolving advance period , or earlier under certain circumstances set forth in the facility.  Interest on amounts outstanding under the facility is tied to an applicable index rate of the LIBOR rate, in the case of amounts funded by BB&T, and a cost of funds rate or commercial paper rates, in the case of amounts funded by or through DZ.  The interest rate under the facility equals the applicable index rate plus 2.90% until the expiration of the revolving advance period and thereafter will equal the applicable index rate plus 4.9%.  Subject to the terms of the facility, Bluegreen will receive the excess cash flows generated by the receivables sold (excess meaning after payments of customary fees, interest and principal under the facility) until the expiration of the receivables advance period, at which point all of the excess cash flow will be paid to the note holders until the outstanding balance is reduced to zero.  While ownership of the timeshare receivables included in the facility is transferred and sold for legal purposes, the transfer of these timeshare receivables is accounted for as a secured borrowing for financial reporting purposes.  The facility is nonrecourse and is not guaranteed by Bluegreen.  In January 2015, Bluegreen used a portion of the proceeds from the issuance of the 2015 Term Securitization described below to repay $42.3 million under the facility.

Quorum Purchase Facility. Bluegreen and Bluegreen/Big Cedar Vacations have a timeshare notes receivable purchase facility (the “Quorum Purchase Facility”) with Quorum Federal Credit Union (“Quorum”).  In October 2015, the Quorum Purchase Facility was amended.  Pursuant to the amendment, which was effective as of July 1, 2015, Quorum agreed to purchase, on a revolving basis through June 30, 2017, eligible timeshare receivables in an amount of up to an aggregate outstanding $50.0 million purchase price, subject to certain conditions precedent and other terms of the facility.  In addition, the amendment decreased the interest rate on advances made under the Quorum Purchase Facility from the July 1, 2015 effective date of the amendment until June 30, 2016 to 4.75% per annum, subject to specified terms and conditions.  All amounts outstanding under the Quorum Purchase Facility prior to July 1, 2015 accrue interest at the previously prevailing rates (from 5.00% to 6.90% per annum).  The Quorum Purchase Facility continues to provide for an 85% advance rate on eligible receivables sold under the facility and a program fee rate of 5.00% per annum with respect to any future advances after June 30, 2016. Future advances are also subject to a loan purchase fee of 0.50%.  The Quorum Purchase Facility becomes due in December 2030.  Eligibility requirements for receivables sold include, among others, that the obligors under the timeshare notes receivable sold be members of Quorum at the time of the note sale.  Subject to performance of the collateral, Bluegreen or Bluegreen/Big Cedar Vacations, as applicable, will receive any excess cash flows generated by the receivables transferred to Quorum under the facility (excess meaning after payments of customary fees, interest, and principal under the facility) on a pro-rata basis as borrowers make payments on their timeshare loans.  While ownership of the timeshare receivables included in the Quorum Purchase Facility is transferred and sold for legal purposes, the transfer of these timeshare receivables is accounted for as a secured borrowing for financial reporting purposes.  The facility is nonrecourse and is not guaranteed by Bluegreen.

2015 Term Securitization.  On January 29, 2015, Bluegreen completed a private offering and sale of $117.8 million of investment-grade, timeshare receivable-backed notes (the "2015 Term Securitization").  The 2015 Term Securitization consisted of the issuance of two tranches of timeshare receivable-backed notes (the “Notes”): $89.4 million of A rated and $28.4 million of BBB/BBB- rated notes with note interest rates of 2.88% and 3.47%, respectively, which blended to an overall weighted average note interest rate of 3.02%.  The gross advance rate for this transaction was 94.25%.  The Notes mature in May 2030.

The amount of the timeshare receivables sold to BXG Receivables Note Trust 2015-A (the “2015 Trust”) was $125.0 million, $100.2 million of which was sold to the 2015 Trust at closing and $24.8 million of which was subsequently sold to the 2015 Trust during 2015.  The gross proceeds of such sales to the 2015 Trust were $117.8 million.  A portion of the proceeds were used to: repay the BB&T/DZ Purchase Facility a total of $42.3 million, representing all amounts then outstanding (including accrued interest); repay $22.3 million under the Liberty Bank Facility plus accrued interest; capitalize a reserve fund; and pay fees and expenses associated with the transaction.  Prior to the closing of the 2015 Term Securitization, Bluegreen, as servicer, funded $9.5 million in connection with the servicer redemption of the notes related to BXG Receivables Note Trust 2006-B, and certain of the timeshare loans in such trust were sold to the 2015 Trust in connection with the 2015 Term Securitization.  The remaining $40 million of proceeds from the 2015 Term Securitization were used by Bluegreen for general corporate purposes.

While ownership of the timeshare receivables included in the 2015 Term Securitization is transferred and sold for legal purposes, the transfer of these timeshare receivables is accounted for as a secured borrowing for financial accounting purposes.  Accordingly, no gain or loss was recognized as a result of this transaction.  Subject to performance of the collateral, Bluegreen will receive any excess cash flows generated by the receivables transferred under the 2015 Term Securitization (excess meaning after payments of customary fees, interest, and principal under the 2015 Term Securitization) on a pro-rata basis as borrowers make payments on their timeshare loans.

Other Non-Recourse Receivable-Backed Notes Payable.  In addition to the above described facilities, Bluegreen has a number of other nonrecourse receivable-backed notes payable facilities, as set forth in the table above.  During 2015, Bluegreen repaid $75.2 million under these additional receivable-backed notes payable facilities, including the payment in full of the GE 2006 Facility and the notes payable issued in connection with the 2006 Term Securitization.  During 2015, Bluegreen wrote off the related unamortized GE 2006 Facility and 2006 Term

Securitization debt issuance costs totaling approximately $0.2 million.

Junior Subordinated Debentures

Junior subordinated debentures outstanding were as follows (in thousands):

		As of December 31,				Beginning
		2015	2014			Optional
Junior Subordinated Debentures	Issue Date	Outstanding Amount	Outstanding Amount	Interest Rate (1)	Maturity Date	Redemption Date

Levitt Capital Trust I ("LCT I")	03/15/2005	$23,196	23,196	LIBOR + 3.85%	03/01/2035	3/15/2010
Levitt Capital Trust II ("LCT II")	05/04/2005	30,928	30,928	LIBOR + 3.80%	06/30/2035	6/20/2010
Levitt Capital Trust III ("LCT III")	06/01/2006	15,464	15,464	LIBOR + 3.80%	06/30/2036	6/30/2011
Levitt Capital Trust IV ("LCT IV")	07/18/2006	15,464	15,464	LIBOR + 3.80%	09/30/2036	9/30/2011
Total Woodbridge Holdings		85,052	85,052

Bluegreen Statutory Trust I	03/15/2005	23,196	23,196	LIBOR + 4.90%	03/30/2035	3/30/2010
Bluegreen Statutory Trust II	05/04/2005	25,774	25,774	LIBOR + 4.85%	07/30/2035	7/30/2010
Bluegreen Statutory Trust III	05/10/2005	10,310	10,310	LIBOR + 4.85%	07/30/2035	7/30/2010
Bluegreen Statutory Trust IV	04/24/2006	15,464	15,464	LIBOR + 4.85%	06/30/2036	6/30/2011
Bluegreen Statutory Trust V	07/21/2006	15,464	15,464	LIBOR + 4.85%	09/30/2036	9/30/2011
Bluegreen Statutory Trust VI	02/26/2007	20,619	20,619	LIBOR + 4.80%	04/30/2037	4/30/2012
Total Bluegreen Corporation		110,827	110,827

Purchase accounting adjustments		(43,572)	(45,841)
Total Junior Subordinated Debentures		$152,307	150,038

(1)	LIBOR interest rates are indexed to three-month LIBOR and adjust quarterly.

These business trusts are variable interest entities in which Woodbridge and Bluegreen are not the primary beneficiaries as defined by the accounting guidance for the consolidation of variable interest entities.  Accordingly, the Company and its subsidiaries do not consolidate the operations of these business trusts; instead, they are accounted for under the equity method of accounting.

Woodbridge Junior Subordinated Debentures

Woodbridge formed four statutory business trusts which issued trust preferred securities to third parties and trust common securities to Woodbridge and used the proceeds to purchase an identical amount of junior subordinated debentures from Woodbridge.  Interest on the junior subordinated debentures and distributions on these trust preferred securities are payable quarterly in arrears at the floating rates specified in the above table until the corresponding scheduled maturity date.  The trust preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the junior subordinated debentures at maturity or their earlier redemption.  The junior subordinated debentures are redeemable, in whole or in part, at Woodbridge’s option at any time.  There were no significant changes related to Woodbridge’s $85.0 million of junior subordinated debentures during the year ended December 31, 2015 and 2014.

Bluegreen Junior Subordinated Debentures

Bluegreen has formed statutory business trusts (collectively, the "Trusts"), each of which issued trust preferred securities as part of a larger pooled trust securities offering which was not registered under the Securities Act of 1933 and invested the proceeds thereof in its junior subordinated debentures.  The Trusts are variable interest entities in which Bluegreen is not the primary beneficiary as defined by ASC 810.  Accordingly, Bluegreen does not consolidate the operations of the Trusts; instead, Bluegreen’s beneficial interests in the Trusts are accounted for under the equity method of accounting.  Bluegreen’s maximum exposure to loss as a result of its involvement with the Trusts is limited to the carrying amount of Bluegreen’s equity method investment.  Distributions on the trust preferred securities are cumulative and based upon the liquidation value of the trust preferred security.  The trust preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the junior subordinated debentures at maturity or their earlier redemption.  The junior subordinated debentures are redeemable in whole or in part at Bluegreen’s option at any time.  In addition, Bluegreen made an initial equity contribution to each Trust in exchange for its common securities, all of which are owned by Bluegreen, and those proceeds were also used by the applicable Trust to purchase an identical amount of junior subordinated debentures from Bluegreen.  The terms of each Trust’s common securities are nearly identical to the trust preferred securities.

8.    Income Taxes

The provision for income taxes consists of (in thousands):

			From April 2,
			2013 through
	For the Year Ended December 31,		December 31,
	2015	2014	2013

Federal:
Current	$18,946	20,750	2,589
Deferred	17,804	13,926	14,343
	36,750	34,676	16,932

State and Other:
Current	4,119	3,903	1,339
Deferred	(211)	1,958	(57)
	3,908	5,861	1,282
Total	$40,658	40,537	18,214

The Company's actual provision for income taxes differs from the expected Federal income tax provision as follows (dollars in thousands):

					From April 2,
					2013 through
	For the Year Ended December 31,				December 31,
	2015		2014		2013

Income tax provision at expected federal
income tax rate of 35%	$29,720	35.00%	$37,418	35.00%	$20,108	35.00%
Increase (decrease) resulting from:
Benefit for state taxes, net of federal tax benefit	2,588	3.05	6,552	6.13	672	1.17
Taxes related to subsidiaries not		-
consolidated for income tax purposes	(4,096)	(4.82)	(3,994)	(3.74)	(3,592)	(6.25)
Bluegreen settlement	12,820	15.10
Loss attributed to member	315	0.37	904	0.85	735	1.28
Change in valuation allowance	(47)	(0.06)	(320)	(0.30)	7	0.01
Other - net	(642)	(0.76)	(23)	(0.02)	284	0.49
Provision for income taxes	$40,658	47.88%	$40,537	37.92%	$18,214	31.70%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and tax liabilities were (in thousands):

	As of December 31,
	2015	2014
Deferred tax assets:
Allowance for loan losses	39,873	36,114
Federal and State NOL and tax credit carryforward	25,999	43,423
Real estate valuation	18,778	23,428
Property and equipment	2,618	2,098
Other	5,416	9,319
Total gross deferred tax assets	92,684	114,382
Valuation allowance	(2,716)	(2,763)
Total deferred tax assets	89,968	111,619
Deferred tax liabilities:
Installment sales treat of notes	150,237	152,419
Vacation ownership interest sales	9,222	8,554
Intangible assets	23,503	24,555
Junior subordinate notes	17,206	18,700
Other	2	-
Total gross deferred tax liabilities	200,170	204,228
Net deferred tax liability	(110,202)	(92,609)
Less: Net deferred tax liability at beginning of year	92,609	76,725
Benefit (provision) for deferred income taxes	(17,593)	(15,884)

Activity in the deferred tax asset valuation allowance was (in thousands):

	As of December 31,
	2015	2014

Balance, beginning of year	2,763	3,083
Increase in deferred tax valuation allowance	(47)	(320)
Balance, end of year	2,716	2,763

The Company and its subsidiaries evaluate their deferred tax assets to determine if valuation allowances are required.  In the evaluation, management considers net operating losses (“NOLs”) carry-back availability, expectations of sufficient future taxable income, trends in earnings, existence of taxable income in recent years, the future reversal of temporary differences, and available tax planning strategies that could be implemented, if required.  Valuation allowances are established based on the consideration of all available evidence using a more likely than not standard.  The valuation allowance that has been established is primarily attributed to Bluegreen’s net operating losses from states in which it has determined that recoverability is not likely.  Based on these evaluations, deferred tax valuation allowances decreased by $47,000 and $320,000 for the years ended December 31, 2015 and 2014, respectively, and increased by $7,000 from April 2, 2013 through December 31, 2013.

As a division of BFC prior to April 23, 2013, the Company was included in BFC’s Federal and Florida income tax returns.  BFC is no longer subject to U.S. federal and state income tax examinations by tax authorities for tax years before 2012.  As a partnership, the taxable income of the partnership is included in its members’ taxable income.  All of the Company’s partnership returns that have been filed are subject to U.S. federal and state income tax examinations by tax authorities.

Effective on May 1, 2015, Woodbridge made an election to change is classification from a partnership to a corporation for income tax purposes.  In addition, BFC increased its ownership interest in BBX Capital in connection with the cash tender offer completed on April 30, 2015 (as discussed in Note 14).  As a consequence of these events, BFC will be filing a consolidated group tax return with BBX Capital, Woodbridge and Bluegreen, which will include the operations Woodbridge and Bluegreen from May 1, 2015 forward.

Prior to May 1, 2015, Bluegreen and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions.  With certain exceptions, Bluegreen is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2010.

As of December 31, 2014, Bluegreen had utilized all remaining federal net operating loss carryforwards, including an equity net operating loss of $5.9 million.  As of December 31, 2015, Bluegreen had alternative minimum tax credit carryforwards of $15.9 million, which never expire, and state operating loss carryforwards of $251.2 million, which expire from 2016 through 2034.

Woodbridge evaluates its tax positions based upon guidelines of ASC 740-10, Income Tax, which clarifies the accounting for uncertainty in tax positions.  Based on an evaluation of uncertain tax provisions, Woodbridge is required to measure tax benefits based on the largest amount of benefit that is greater than 50% likely of being realized upon settlement.  In accordance with Woodbridge’s accounting policy, Woodbridge recognizes interest and penalties related to unrecognized taxes as a component of general and administrative expenses. Woodbridge does not expect the amount of unrecognized tax benefits to materially change within the next 12 months.

In August 2015, Bluegreen received notice from the Internal Revenue Service that its Income Tax Return for the year ended December 31, 2013 was selected for examination.  In September 2015, the examination was extended to include the tax year ended December 31, 2012.  In October 2015, the examination was further extended to include payroll taxes for the year ended December 31, 2013.  Bluegreen has complied with all examination requests to date.  While there is no assurance as to the results of the examination, Bluegreen does not currently anticipate any material adjustments in connection with this examination.

Certain of Bluegreen’s other state filings are under routine examination.  While there is no assurance as to the results of these audits, Bluegreen does not currently anticipate any material adjustments in connection with these examinations.

9.    Commitments and Contingencies

The Company and its subsidiaries incurred rent expense, including rent expense related to Bluegreen’s operations of approximately $10.2 million and $9.7 million during the years ended December 31, 2015 and 2014, respectively and $5.3 million from April 2, 2013 through December 31, 2013.  Lease commitments under these and Bluegreen’s various other non-cancelable operating leases for each of the five years subsequent to December 31, 2015 and thereafter are as follows (in thousands):

2016	9,426
2017	8,795
2018	7,498
2019	1,280
2020	1,304
Thereafter	14,510
Total	42,813

Woodbridge

In the ordinary course of business, Woodbridge and its subsidiaries are parties to lawsuits as plaintiff or defendant involving its operations and activities.  Reserves are accrued for amounts in which it is probable that a loss will be incurred and the amount of such loss can be reasonably estimated.  Woodbridge believes that it has meritorious defenses in the pending legal actions and that reasonably possible losses arising from these pending legal matters, in excess of the amounts currently accrued, if any, will not have a material impact on its financial statements.

Woodbridge Holdings, LLC v. Prescott Group Aggressive Small Cap Master Fund, G.P., Cede & Co., William J. Maeck, Ravenswood Investments III, L.P., and The Ravenswood Investment Company, Circuit Court, 17th Judicial Circuit, Broward County, Florida

Under Florida law, holders of WHC’s Class A Common Stock who did not vote to approve BFC’s September 2009 merger with WHC and who properly asserted and exercised their appraisal rights with respect to their shares are entitled to receive a cash payment in an amount equal to the fair value of their shares (as determined in accordance with the provisions of Florida law) in lieu of the shares of BFC’s Class A Common Stock which they would otherwise have been entitled to receive. In accordance with Florida law, Woodbridge (the successor by merger to WHC) provided written notices and required forms to the dissenting shareholders setting forth, among other things, its determination that the fair value of WHC’s Class A Common Stock immediately prior to the effectiveness of the merger was $1.10 per share. Dissenting shareholders, who collectively held approximately 4.2 million shares of WHC’s Class A Common Stock, rejected Woodbridge’s offer of $1.10 per share and requested payment for their shares based on their respective fair value estimates of WHC’s Class A Common Stock. Under Florida law, Woodbridge thereafter commenced the appraisal rights action. In December 2009, a $4.6 million liability was recorded with a corresponding reduction to additional paid-in capital representing, in the aggregate, Woodbridge’s offer to the dissenting shareholders.  On July 5, 2012, the presiding court determined the fair value of the dissenting shareholders’ shares of WHC’s Class A Common Stock to be $1.78 per share and awarded legal and other costs in favor of the dissenting shareholders. As a result, the $4.6 million liability was increased to approximately $7.5 million as of June 30, 2012 (with a corresponding reduction to additional paid in capital of $2.8 million) to account for the per share value awarded.  On March 11, 2013, the court awarded legal fees and pre and post judgment interest to the dissenting shareholders for a total award of approximately $11.9 million (including the $7.5 million based on the $1.78 per share value determination).  As a result, the liability was increased by approximately $4.4 million during the fourth quarter of 2012 to $11.9 million as of December 31, 2012.  Woodbridge has appealed the court’s ruling with respect to the fair value determination and the award of legal fees and costs and posted a $13.4 million bond in connection with the appeal.

On August 12, 2015, the appellate court issued its decision, in which it largely affirmed the trial court’s order, including the trial court’s fair value determination and the trial court’s award of attorneys’ fees and costs. On August 27, 2015, the Company made a payment of approximately $11.0 million to the dissenting shareholders for the fair value portion of the judgment and interest thereon, but reserved all rights on appeal, including the right to recover the amount paid if Woodbridge prevails.  On October 2, 2015, Woodbridge filed a motion for rehearing.  On December 8, 2015, the appellate court denied the motion for rehearing. On December 28, 2015, the Company made a payment of approximately $2.7 million to the dissenting shareholders for the fees and costs, and remaining interest, due under the judgment, but reserved all rights on appeal, including the right to recover the amount paid if Woodbridge prevails. On January 7, 2016, Woodbridge filed a notice with the Florida Supreme Court to seek discretionary review of the matter. The Florida Supreme Court’s judgment with respect to this notice and the outcome of any review by the Florida Supreme Court is uncertain.

In re Bluegreen Corporation Shareholder Litigation

Between November 16, 2011 and February 13, 2012, seven purported class action lawsuits related to the previously proposed stock-for-stock merger between BFC, which at that time was the sole member of Woodbridge, and Bluegreen were filed against Bluegreen, the members of Bluegreen’s board of directors, BFC and BXG Florida Corporation, a wholly owned subsidiary of Woodbridge (“Merger Sub”).  Four of these lawsuits were consolidated into a single action in Florida, and the other three lawsuits were consolidated into a single action in Massachusetts and stayed in favor of the Florida action.

The four Florida lawsuits, captioned and styled Ronald Kirkland v. Bluegreen Corporation et al. (filed on November 16, 2011); Richard Harriman v. Bluegreen Corporation et al. (filed on November 22, 2011); Alfred Richner v. Bluegreen Corporation et al. (filed on December 2, 2011); and BHR Master Fund, LTD et al. v. Bluegreen Corporation et al. (filed on February 13, 2012) were consolidated into an action styled In Re Bluegreen Corporation Shareholder Litigation.  On April 9, 2012, the plaintiffs filed a consolidated amended class action complaint which alleged that the individual director defendants breached their fiduciary duties by (i) agreeing to sell Bluegreen without first taking steps to ensure adequate, fair and maximum consideration, (ii) engineering a transaction to benefit themselves and not the shareholders, and (iii) failing to protect the interests of Bluegreen’s minority shareholders.  In the complaint, the plaintiffs also alleged that BFC breached its fiduciary duties to Bluegreen’s minority shareholders and that Merger Sub aided and abetted the alleged breaches of fiduciary duties by Bluegreen’s directors and BFC.  In addition, the complaint included allegations relating to claimed violations of Massachusetts law.  The complaint sought declaratory and injunctive relief, along with damages and attorneys’ fees and costs.

The three Massachusetts lawsuits were filed in the Superior Court for Suffolk County in the Commonwealth of Massachusetts and styled as follows: Gaetano Bellavista Caltagirone v. Bluegreen Corporation et al. (filed on November 16, 2011); Alan W. Weber and J.B. Capital Partners L.P. v. Bluegreen Corporation et al. (filed on November 29, 2011); and Barry Fieldman, as Trustee for the Barry & Amy Fieldman Family Trust v. Bluegreen Corporation et al. (filed on December 6, 2011).  In their respective complaints, the plaintiffs alleged that the individual director defendants breached their fiduciary duties by agreeing to sell Bluegreen without first taking steps to ensure adequate, fair and maximum consideration.  The Fieldman and Weber actions contained the same claim against BFC.  In addition, the complaints included claims that Merger Sub, in the case of the Fieldman action, BFC and Merger Sub, in the case of the Caltagirone action, and Bluegreen, in the case of the Weber action, aided and abetted the alleged breaches of fiduciary duties.  On January 17, 2012, the three Massachusetts lawsuits were consolidated into a single action styled In Re Bluegreen Corp. Shareholder Litigation, which was stayed in favor of the Florida action.

Following the public announcement of the termination of the stock-for-stock merger agreement and the entry into the Bluegreen-Woodbridge Cash Merger Agreement during November 2012, the plaintiffs in the Florida action filed a motion for leave to file a supplemental complaint in order to challenge the structure of, and consideration received by Bluegreen’s shareholders in, the Bluegreen-Woodbridge Cash Merger.  On November 30, 2012, the Florida court granted the plaintiffs’ motion, and the supplemental complaint was deemed filed as of that date.  The supplemental complaint alleged that the merger consideration remained inadequate and continued to be unfair to Bluegreen’s minority shareholders.

On January 25, 2013, the plaintiffs in the Florida action filed a Second Amended Class Action Complaint that set forth more fully their challenge to the Bluegreen–Woodbridge Cash Merger.  The Second Amended Class Action Complaint asserted claims for (i) breach of fiduciary duties against the individual director defendants, BFC, and Woodbridge, (ii) aiding and abetting breaches of fiduciary duties against Bluegreen, BFC, Woodbridge, and Merger Sub, and (iii) a violation of the section of the Massachusetts Business Corporation Act regarding the approval of conflict of interest transactions.  Class action certification was granted to the plaintiffs in the Second Amended Class Action Complaint by Order dated December 18, 2013.

On June 5, 2015, the parties in the action agreed to settle the litigation.  Pursuant to the settlement agreement, which was finalized and approved by the court during September 2015, Woodbridge paid $36.5 million, which amounts to approximately $2.50 per share, into a gross settlement fund for the benefit of former Bluegreen shareholders whose shares were acquired in connection with the Bluegreen-Woodbridge Cash Merger.  All litigation arising from or relating to the Merger was dismissed with prejudice, together with a full release of Bluegreen, BFC, Woodbridge, BBX Capital and others.  Bluegreen, BFC, Woodbridge, BBX Capital and all of the defendants denied and continue to deny that any of them violated any laws or breached any duties to the plaintiffs or Bluegreen’s former shareholders.

Bluegreen

In the ordinary course of business, Bluegreen becomes subject to claims or proceedings from time to time relating to the purchase, sale, marketing, or financing of VOIs or Bluegreen’s other business activities.  Bluegreen is also subject to certain matters relating to the Bluegreen Communities’ business, substantially all of the assets of which were sold by Bluegreen on May 4, 2012.  Additionally, from time to time, Bluegreen becomes involved in disputes with existing and former employees, vendors, taxing jurisdictions and various other parties.  From time to time in the ordinary course of business, Bluegreen also receives individual consumer complaints, as well as complaints received through regulatory and consumer agencies, including Offices of State Attorneys General.  Bluegreen takes these matters seriously and attempts to resolve any such issues as they arise.  Unless otherwise described below, Bluegreen believes that these claims are routine proceedings incidental to its business.

Reserves are accrued for matters in which Bluegreen’s management believes it is probable that a loss will be incurred and the amount of such loss can be reasonably estimated.  Bluegreen’s management does not believe that the aggregate liability relating to known contingencies in excess of the aggregate amounts accrued will have a material impact on its results of operations or financial condition.  However, litigation is inherently uncertain.  The actual costs of resolving legal claims may be substantially higher than the amounts accrued for these claims and may have a material adverse impact on Bluegreen’s results of operations or financial condition.

Bluegreen’s management is not at this time able to estimate a range of reasonably possible losses with respect to matters in which it is reasonably possible that a loss will occur.  In certain matters, Bluegreen’s management is unable to estimate the loss or reasonable range of loss until additional developments provide information sufficient to support an assessment of the loss or range of loss.  Frequently in these matters, the claims are broad and the plaintiffs have not quantified or factually supported their claim.

In lieu of paying maintenance fees for unsold VOI inventory, Bluegreen provides subsidies to certain property owners’ associations to provide for funds necessary to operate and maintain vacation ownership properties in excess of assessments collected from owners of the VOIs.  As of December 31, 2015, Bluegreen had no liability for such subsidies.  As of December 31, 2014, Bluegreen had liabilities for such subsidies totaling $0.3 million, which was included in accrued liabilities and other on the Consolidated Balance Sheet.  As of December 31, 2015, Bluegreen was providing subsidies to eight POAs.

In October 2013, Bluegreen entered into an agreement to purchase from an unaffiliated third party completed VOI inventory at the Lake Eve Resort in Orlando, Florida over a five-year period.  The total purchase commitment was $35.0 million, of which $5.0 million, $7.2 million and $4.0 million of inventory was purchased in 2015, 2014 and 2013, respectively.  As of December 31, 2015, $18.9 million of the Lake Eve Resort purchase commitment remained.

In June 2015, Bluegreen entered into certain agreements with its former CEO, John Maloney, who resigned from Bluegreen on May 27, 2015.  Under the terms of these agreements, Mr. Maloney received $3.8 million at the time of resignation and is entitled to receive an additional $2.9 million over the 2 year period which will commence with the date of the agreements in exchange for ongoing consulting services during the term of the agreements.

10.    Stock Option Plans

Bluegreen

Bluegreen Corporation 2008 Stock Incentive Plan

The Bluegreen Corporation 2008 Stock Incentive Plan, as amended, provided for the issuance of restricted stock awards and for the grant of options to purchase shares of Bluegreen’s common stock.

In connection with the closing of the Bluegreen-Woodbridge Cash Merger during April 2013, the Bluegreen Corporation 2008 Stock Incentive Plan was terminated and (i) all options outstanding at the effective time of the merger, whether vested or unvested, were cancelled in exchange for the holder’s right to receive the excess, if any, of the $10.00 per share merger consideration over the exercise price of the option, and (ii) all shares subject to restricted stock awards outstanding at the effective time of the merger, whether vested or unvested, were converted into the right to receive, with respect to each such share, the $10.00 per share merger consideration.

11.    Employee Benefit Plans and Incentive Compensation Program

Woodbridge

Incentive Compensation Program

On September 29, 2008, Woodbridge’s Board of Directors approved the terms of an incentive program for certain employees, including certain executive officers, pursuant to which a portion of their compensation may be based on the cash returns realized on investments held by individual limited partnerships or other legal entities.  Certain of the participants in this incentive program are also employees and executive officers of BFC.  This incentive program qualifies as a liability-based plan and, accordingly, the components of the program are required to be evaluated in order to determine the estimated fair value of the liability, if any, to be recorded.  Based on the evaluation there was no liabilities recognized under the program at December 31, 2015 and 2014.

Bluegreen

Bluegreen’s Employee Retirement Plan (the “Retirement Plan”) is an Internal Revenue Code Section 401(k) Retirement Savings Plan.  Historically, all U.S.-based employees at least 21 years of age with at least three months of employment with Bluegreen are eligible to participate in the Retirement Plan.  The Retirement Plan provides for an annual employer discretionary matching contribution.  In December 2013, Bluegreen approved a basic matching contribution effective January 1, 2014 equal to 100% of each participant’s contributions not exceeding 3% of each participant’s compensation, plus 50% of the participant’s contributions in excess of 3% but not in excess of 5% of the participant’s compensation.  Further, Bluegreen may make additional discretionary matching contributions not to exceed 6% of each participant’s compensation.  Bluegreen made contributions to the Retirement Plan totaling $4.8 million and $6.7 million during 2015 and 2014, respectively.  During 2015 and 2014, Bluegreen recorded expenses for its contributions to the Retirement Plan of $4.8 million and $4.6 million, respectively.

13.    Fair Value Measurement

ASC 820 Fair Value Measurements and Disclosures (Topic 820) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).  The inputs used to measure fair value are classified into the following hierarchy:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2: Unadjusted quoted prices in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability

Level 3: Unobservable inputs for the asset or liability

The carrying amounts of financial instruments included in the consolidated financial statements and their estimated fair values are as follows (in thousands):

			Fair Value Measurements Using
			Quoted prices
	Carrying		in Active	Significant
	Amount	Fair Value	Markets	Other	Significant
	As of	As of	for Identical	Observable	Unobservable
	December 31	December 31	Assets	Inputs	Inputs
	2015	2015	(Level 1)	(Level 2)	(Level 3)
Financial assets:
Cash and interest bearing deposits in banks	$116,044	116,044	116,044	-	-
Restricted cash	56,714	56,714	56,714	-	-
Notes receivable, net	415,598	495,000	-	-	495,000

Financial liabilities:
Receivable-backed notes payable	$408,817	406,600	-	-	406,600
Notes and mortgage notes payable and
other borrowings	101,584	102,600	-	-	102,600
Junior subordinated debentures	152,307	116,500	-	-	116,500

			Fair Value Measurements Using
			Quoted prices
	Carrying		in Active	Significant
	Amount	Fair Value	Markets	Other	Significant
	As of	As of	for Identical	Observable	Unobservable
	December 31	December 31	Assets	Inputs	Inputs
	2014	2014	(Level 1)	(Level 2)	(Level 3)
Financial assets:
Cash and interest bearing deposits in banks	$185,807	185,807	185,807	-	-
Restricted cash	54,620	54,620	54,620	-	-
Notes receivable, net	424,267	520,000	-	-	520,000

Financial liabilities:
Receivable-backed notes payable	$412,404	411,400	-	-	411,400
Notes and mortgage notes payable and
other borrowings	90,061	90,632	-	-	90,632
Junior subordinated debentures	150,038	134,500	-	-	134,500

Cash and cash equivalents.  The amounts reported in the Consolidated Statements of Financial Condition for cash and cash equivalents approximate fair value.

Restricted cash.  The amounts reported in the Consolidated Statements of Financial Condition for restricted cash approximate fair value.

Notes receivable, net.  The fair value of Bluegreen’s notes receivable is estimated using Level 3 inputs and is based on estimated future cash flows considering contractual payments and estimates of prepayments and defaults, discounted at a market rate.

Lines-of-credit, notes payable, and receivable-backed notes payable.  The amounts reported in the Consolidated Statements of Financial Condition approximate fair value for indebtedness that provides for variable interest rates.  The fair value of Bluegreen’s fixed-rate, receivable-backed notes payable was determined using Level 3 inputs by discounting the net cash outflows estimated to be used to repay the debt.  These obligations are to be satisfied using the proceeds from the consumer loans that secure the obligations.

Junior subordinated debentures.    The fair values of junior subordinated debentures are estimated using Level 3 inputs based on the contractual cash flows discounted at a market rate or based on market price quotes from the over-the-counter bond market.

14.    Certain Relationships and Related Party Transactions

BFC and BBX Capital own 54% and 46%, respectively, of the outstanding equity interests in Woodbridge, which is the sole shareholder of Bluegreen.  BFC owns shares of BBX Capital’s Class A Common Stock and Class B Common Stock representing an 81% equity interest and a 90% voting interest in BBX Capital.  BFC may be deemed to be controlled by Alan B. Levan, the Company’s former Chairman and Chief Executive Officer, and John E. Abdo, who serves as Vice Chairman of BFC.  Together, Messrs. Levan and Abdo may be deemed to beneficially own shares of BFC’s Class A Common Stock and Class B Common Stock representing approximately 63% of BFC’s total voting power.  Mr. Abdo is Vice Chairman of BBX Capital.  In addition, Mr. Abdo became Chairman of Bluegreen during December 2015 following Mr. Alan Levan’s resignation from such position after previously serving as Bluegreen’s Vice Chairman.  In December 2015, Mr. Alan Levan resigned as Chairman, Chief Executive Officer and President of BFC, as Chairman and Chief Executive Officer of BBX Capital and as chairman of Bluegreen.

In October 2013, Renin Holdings LLC, a joint venture entity beneficially owned 81% by BBX Capital and 19% by BFC, through acquisition subsidiaries (Renin Holdings LLC and its acquisition subsidiaries are referred to collectively as the “Renin Purchasers”), acquired substantially all of the assets of Renin Corp. and its subsidiaries, manufacturers of interior closet doors, wall décor, hardware and fabricated glass products.  Bluegreen, through its wholly owned subsidiary, Bluegreen Specialty Finance, LLC (“BSF”), funded $9.4 million of the transaction consideration in a term loan and revolver facility to the Renin Purchasers.  The loan made by BSF to the Renin Purchasers included a $3.0 million term loan and provided for additional borrowings of up to $9.0 million on a revolving basis of which $10.5 million in the aggregate was borrowed by the Renin Purchasers.  Amounts outstanding under the loan bore interest at a fixed rate of 7.25% per annum and were collateralized by substantially all of the assets of the Renin Purchasers.  During 2014 and 2013, Bluegreen recognized $0.3 million and $0.1 million, respectively, of interest income on the loan to the Renin Purchasers.  The loan was repaid in full during June 2014.

Pursuant to the terms of a shared services agreement between the Company and BFC, certain administrative services, including human resources, risk management, and investor and public relations, are provided to the Bluegreen by BFC on a percentage of cost basis.  The total amounts incurred for these services during the years ended December 31, 2015 and 2014, and from April 2, 2013 through December 31, 2014 were $0.4 million, $0.5 million and $0.3 million, respectively.

Since 2013 until December 2015, BFC and BBX Capital’s employees have been provided health insurance under policies maintained by Bluegreen.  BFC and BBX Capital reimbursed Bluegreen at cost, which was approximately $1.3 million, $0.8 million and $0.6 million during the years ended December 31, 2015, 2014 and 2013, respectively.

In April 2015, pursuant to a Loan Agreement and Promissory Note, BSF provided an $80.0 million loan to BFC.  The proceeds of the loan were used by BFC to fund its tender offer to purchase 4,771,221 shares of Class A Common Stock of BBX Capital at a cash purchase price of $20.00 per share.  Amounts outstanding on the loan bear interest at a rate of 10% per annum.  Payments of interest are required on a quarterly basis, with all outstanding amounts being due and payable at the end of five years.  BFC will be permitted to prepay the loan in whole or in part at any time, and prepayments will be required, to the extent necessary, in order for Bluegreen or its subsidiaries to remain in compliance with covenants under their outstanding indebtedness.  During the year ended December 31, 2015, Bluegreen recognized $5.6 million of interest income on the loan to BFC.

During the years ended December 31, 2015 and 2014, and from April 2, 2013 through December 31, 2013, Bluegreen paid a subsidiary of BFC approximately $0.6 million, $0.6 million and $0.4 million, respectively, for a variety of management advisory services.

15.    Subsequent Events

Subsequent events have been evaluated through March 15, 2016, the date the financial statements were available to be issued.